Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED

31 DECEMBER 2012

CHAIRMAN’S STATEMENT

2012 was a year in which China’s life insurance industry experienced enormous challenges and endured great business difficulties. With China’s economic growth slowing down, capital markets experiencing continuous depression, and the growth of the life insurance industry slowing down significantly, the Company encountered unprecedented severe challenges in both underwriting and investment businesses. Faced with this difficult business environment, all employees of the Company firmly adhered to the keynote of “tackling difficulties, making steady progress and striving for development” and actively promoted innovation in products and technology, which enabled the Company to grow its business and steadily enhance new business value, maintain its market leading position, continue to improve the quality and structure of its business, and take an encouraging step towards a scale-value balanced business model.

As at the end of the Reporting Period, the Company’s total assets reached RMB1,898,916 million, an increase of 19.9% from the end of 2011. The Company’s embedded value was RMB337,596 million, an increase of 15.3% from 2011; and one-year new business value was RMB20,834 million, an increase of 3.1% from 2011. During the Reporting Period, the Company’s total revenue was RMB371,485 million, an increase of 0.2% from 2011. The Company’s market share1 in 2012 was approximately 32.4%, maintaining a leading position in life insurance market. Affected by various internal and external factors, net profit attributable to equity holders of the Company was RMB11,061 million, a decrease of 39.7% from 2011; and earnings per share (basic and diluted) were RMB0.39, a decrease of 39.7% from 2011. During the Reporting Period, the Company issued subordinated term debts of RMB38 billion in a timely manner pursuant to its solvency management objective and long-term capital plan. As at 31 December 2012, the Company’s solvency ratio was 235.58%.

[1]	Calculated according to the premium data of life insurance companies in 2012 released by China Insurance Regulatory Commission (the “CIRC”).

Commission File Number 001-31914

The Board of Directors of the Company recommends the payment of a final dividend of RMB0.14 per share (inclusive of tax), subject to the shareholders’ approval at the Annual General Meeting to be held on Wednesday, 5 June 2013.

The Company continued to improve its corporate governance. In July 2012, the Company successfully completed the change of sessions of the Board of Directors and the Supervisory Committee, and elected members of the fourth session of the Board of Directors and the Supervisory Committee. Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang joined the new session of the Board of Directors, and Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun joined the new session of the Supervisory Committee. The new sessions of the Board of Directors and the Supervisory Committee will continue to play decision-making and supervisory roles in areas of strategic planning, risk management, internal control and compliance, and performance appraisal. Meanwhile, the Company would like to express its gratitude to the retired Directors Mr. Yuan Li, Mr. Shi Guoqing, Ms. Zhuang Zuojin and Mr. Ma Yongwei, as well as the retired Supervisors Ms. Yang Hong, Mr. Wang Xu and Mr. Tian Hui for their contribution to the development of the Company during their tenure!

During the Reporting Period, the total amount of insurance benefits and claims paid by the Company reached RMB75,075 million, which further highlighted the Company’s role in providing economic compensation and insurance protection to the society. While fulfilling its obligations under insurance policies, the Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. The Company also made a good start in the supplementary major illness insurance business by winning bids in a number of provinces, cities and districts. In addition, the Company provided insurance coverage for the astronauts of Shenzhou-9 and approximately 190,000 college-graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans through the China Life Foundation, and organized the fourth session of the “China Life Summer Camp” to provide orphans from these disaster-stricken areas with long-term, continuous physical and emotional support. The Company continued to provide funding for the construction of China Life primary schools. The Company also donated to relevant foundations to provide women in impoverished areas with “Screening for Two Gynecological Cancers” and protection against serious diseases, and provide subsidies for particularly poor police families.

Commission File Number 001-31914

2013 is a key nexus for the implementation of the “Twelfth Five-Year Plan”. The international economic environment remains intricate and complex, and salient issues such as unbalanced, uncoordinated and unsustainable development continue to exist in the domestic economy. The insurance industry, and the life insurance industry in particular, remains in a period of profound adjustment and transformation of its development model. Taking a long-term perspective, the goal of building a moderately prosperous society and deepening the “Reform and Opening up” in all respects laid and strengthened the economic and institutional foundation for the development of the insurance industry. Overall, the Company is still at a significant stage with strategic opportunities for development. These new opportunities we face are opportunities which enable us to make better use of the unique functions and advantages of insurance, participate in the process of “four new modernizations”, provide services to the pension system, the social security system and people’s livelihood, and promote the transformation of the model of development. In 2013, the Company intends to implement the “innovation-driven development strategy” with great effort, continue to adhere to the keynote of “tackling difficulties, making steady progress and striving for development”, focus on both scale and value, strive to accomplish the general task of “steady growth, adjusting structure, transforming model and preventing risk”, continue to reinforce the market leading position, and accelerate the transition from a scale-speed model to a scale-value model. The Company intends to focus on the development of first-year business and the growth of business value, coordinate the development of regional markets, and carry out the work of supplementary major illness insurance and New Village Cooperative Medical Insurance. The Company intends to establish innovation as a driving force, focus on the innovation in its products, technology and systems and mechanisms, thus continuously enhancing the Company’s vitality and creativity. The Company intends to further improve the means of its service to customers, diversify the substance of service, enhance the capabilities of service, and continue to strengthen the construction of local branches and sales teams. The Company also intends to do a solid job in risk prevention and proactively handle the intensive payments for maturity benefits so as to ensure the stable operation of the Company.

2013 marks the tenth anniversary of the listing of the Company. The path of development over the past ten years tells us that in order to achieve development, the Company must always adhere to serving the country’s economic and social development, must always adhere to reform and innovation, must always adhere to the principle of “customer first”, and must always adhere to risk prevention. On behalf of the Board of Directors, I wish to take this opportunity to express our sincere gratitude for the trust and support given by all the shareholders, customers and business partners over the years, and our heartfelt thanks for the contribution and hard work made by the management and all the staff!

At present, the Company is stepping into a period of transformation of its development model, as well as a critical period for its reform and development. The Company will engage in comprehensive planning, advance in all dimensions, stimulate innovative vitality and release its potential of development to the maximum extent, and pursue a path of innovative development with China Life’s distinct characteristics. With the solid foundation laid in the past decade, unremitting efforts of the management and staff, and steadfast support of the customers and shareholders, it is my belief that the Company will be able to properly deal with changes in the environment, proactively transform the development model, and embark on a sustainable path to create new brilliance!

Commission File Number 001-31914

MANAGEMENT DISCUSSION AND ANALYSIS

I	Overview of Operations in 2012

In 2012, the Company achieved a steady growth of its business and maintained its leading position in the market, with a market share of approximately 32.4%. The structure and quality of the business of the Company were further improved, ensuring a steady growth of the new business value. One-year new business value was RMB20,834 million, an increase of 3.1% from 2011. As at the end of the Reporting Period, the Company’s embedded value was RMB337,596 million, an increase of 15.3% from 2011. The percentage of first-year regular premiums in first-year premiums increased to 36.11% in 2012 from 32.56% in 2011. The percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 41.35% in 2012 from 39.75% in 2011. The percentage of accident insurance premiums in short-term insurance premiums increased to 57.98% in 2012 from 55.47% in 2011. Benefiting from the strategy of focusing more on selling regular payment duration products, which has been consistently adopted by the Company for several years, the renewal premiums grew rapidly during the Reporting Period, which clearly showed the driving force of the renewal premiums. Renewal premiums increased by 16.5% from 2011, and the percentage of renewal premiums in gross written premiums increased to 55.83% in 2012 from 48.62% in 2011. Due to the impact of the macro-economic environment, bancassurance regulations and financial products such as wealth management products offered by banks, there was a significant drop in first-year premiums earned through the bancassurance channel. Meanwhile, due to the Company’s intensive efforts in developing its medium and long-term business and traditional protection type business, even though the first-year premiums earned through the exclusive individual agent channel decreased, the Company further optimized its business structure. As a result of the foregoing factors, during the Reporting Period, the Company’s net premiums earned was RMB322,126 million, an increase of 1.2% from 2011; first-year premiums decreased by 14.6% from 2011, and first-year regular premiums decreased by 5.3% from 2011. As at 31 December 2012, the number of in-force policies increased by 7.2% from the end of 2011; the Policy Persistency Rate (14 months and 26 months)2 reached 91.00% and 88.50%, respectively; and the Surrender Rate3 was 2.72%, a 0.07 percentage point decrease from 2011.

With respect to the exclusive individual agent channel, the Company achieved a steady growth of its business volume and consolidated its leading position in the market. The Company continued to optimize its business structure, and premiums earned from traditional protection type products such as Kang Ning Whole Life (2012) Critical Illness Insurance (the “new Kang Ning”) increased rapidly. With the gradual promotion of the “effective expansion” strategy for team development, the size of the sales force increased slightly, the number of productive exclusive individual agents increased steadily, and the productivity of the sales force continued to improve. The Company made significant breakthroughs in channel professionalism in the sales support segment, and E-China Life provided strong support for the promotion of the new model of mobile marketing. As at the end of the Reporting Period, the Company had a total of 693,000 exclusive individual agents.

[2]

The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.

[3]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

Commission File Number 001-31914

With respect to the group insurance channel, the Company achieved steady growth in premiums, and maintained its market leading position. The Company actively provided services to economic and social development, and participated in the building of the social security system. The Company also engaged in the policy businesses including insurance for college-graduate village officials, provided personal insurance for the astronauts of Shenzhou-9, and actively prepared for the launch of the pilot project of tax deferred individual pension insurance business. The Company made great efforts to enhance customer service teams in group insurance channel and improve satisfaction of group customers. As at the end of the Reporting Period, the Company had approximately 16,000 direct sales representatives.

In 2012, due to increasingly tight industry regulation and continued challenges from various types of wealth management products offered by banks, the overall business growth of the bancassurance market slowed down. With respect to the bancassurance channel, the Company strengthened its efforts in product innovation, enhanced agency channel cooperation, made innovations in the sales platform, improved service and support, enhanced the quality of the sales team, and accelerated the channel’s transformation and development. As a result, the Company’s business in bancassurance channel achieved a faster growth as compared to the industry average, and its market share increased slightly from 2011, allowing it to continue to maintain an absolute market leading position. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 96,000, with a total of 46,000 sales representatives.

In 2012, the global economy remained weak, and China’s economic growth slowed down. Benchmark interest rates were lowered, government bond performances were lackluster, the debenture bond market expanded, and the stock market remained depressed for most of the year. The CIRC issued a series of new rules and regulations governing investment, which aimed to diversify insurance investment types and channels. The Company proactively responded to changes in the capital markets, and effectively seized opportunities presented by the new insurance investment policies. With respect to traditional investments, the Company took advantage of periodic and seasonal opportunities for the allocation of negotiated deposits, and the proportion of term deposits increased to 35.80% as at the end of 2012 from 34.84% as at the end of 2011. Based on the characteristics of performance differentiation in the bond markets, the Company optimized its bond portfolio, and increased its allocation in debenture bonds and extra long-term interest rate bonds. The proportion of debt securities increased to 46.24% as at the end of 2012 from 44.60% as at the end of 2011. The Company responded to trends in the equity securities market with caution, and the proportion of equity securities decreased to 9.20% as at the end of 2012 from 12.17% as at the end of 2011. With respect to alternative investments, the Company optimized its financial strategic layout, and broadened the sources of investment income. The Company made an investment in COFCO Futures Co., Ltd. by acquiring a 35% shareholding, which was the first direct equity investment project since the publication of new insurance regulations in 2010. The Company invested in CITIC Private Equity Fund III, with an investment amount of RMB600 million. The Company made new investments of RMB11,743 million in infrastructure debt investment plans and real estate investment plans. These alternative investment projects diversified the sources of long-term investment income. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,790,838 million, an increase of 19.8% from the end of 2011. During the Reporting Period, interest income increased significantly, and net investment yield4 was 4.44%. However, due to the continued weakness in the capital markets, the impairment losses of equity securities increased significantly, as a result of which the gross investment yield5 was 2.79% and gross investment yield including share of profit of associates6 was 2.93%. The comprehensive investment yield taking account of current net fair value changes of available-for-sale securities recognized in other comprehensive income7 was 4.97%.

Commission File Number 001-31914

The Company continued to optimize its operational system and steadily improved the quality of its services. The Company undertook to promote product innovation, introduced 19 new products that focus on protection, including the new Kang Ning, and effectively boosted business development. The Company undertook to promote technological innovation, made full use of its mobile marketing system of E-China Life, optimized its sales business process, enhanced the efficiency of policy issuance, and lowered operational costs. The Company fully promoted the unified work platform for policy administration, continued to optimize its business process, and took full advantage of the benefits of centralized operation. The Company made efforts to promote counter service upgrades, improved the quality of claims settlement service, and provided satisfactory service to customers. The Company installed new integrated equipment at its service counters and significantly improved customer experience. The Company promoted telephone underwriting, and expanded its first-mover advantage in the industry. The Company engaged in key operational risk control, and ensured standardized and orderly overall operation. The Company further enhanced its customer relationship management by applying the customer relationship management system in greater depth and breadth. The Company also shortened the time required for handling 95519 customer queries, enhanced its efficiency in handling customer complaints, increased the return visit to new policyholders and completed the integration of the notification service. The Company continued to conduct activities such as “Hand in Hand”, “China Life Customer Day” and the upgrade of counter services.

[4]	Net investment yield = (Investment income – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)
[5]

Gross investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

[6]

Gross investment yield including share of profit of associates = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss – Business tax and extra charges for investment + Share of profit of associates)/((Investment assets at the beginning of the period + Investments in associates at the beginning of the period + Investment assets at the end of the period + Investments in associates at the end of the period)/2)

[7]

Comprehensive investment yield = (Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income – Business tax and extra charges for investment)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)

Commission File Number 001-31914

The Company complied with Section 404 of the U.S. Sarbanes-Oxley Act continuously. Meanwhile, it carried out the work for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. With the promotion of its internal control implementation manual, which covers all aspects of the Company, and the comprehensive assessment on its internal controls, the Company further improved its internal control system. By exploring and using the internal control management information system, which covers the entire process of internal control management, the Company significantly improved the efficiency and effectiveness of its internal control management. The Company continuously complied with the Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies issued by the CIRC, carried out risk preference projects, and laid the groundwork for a sound management mechanism with respect to the formation, execution, transmission, and re-examination and adjustment of risk preferences. The Company strengthened its efforts in risk early-warning and risk classification management, and intensified its control over key risks, thus forming a standardized and systematic early-warning system. The Company conducted risk evaluation and risk classification management with respect to sales risks at local branches, utilized the updated version of the sales risk monitoring and evaluation system, so as to carry out risk monitoring through different channels and on branches at prefectural and municipal levels, and conducted risk differentiation management. The Company conducted sales risk early-warning screening on exclusive individual agents, and by improving key risk standards, further enhanced the sensitivity and reliability of sale risk identification.

II	Analysis of Major Items of Consolidated Statement of Comprehensive Income

(1)	Total Revenues

For the year ended 31 December		RMB million

	2012	2011
Net premiums earned	322,126	318,276
Individual life insurance business	305,732	301,986
Group life insurance business	465	434
Short-term insurance business	15,929	15,856
Investment income	73,243	60,722
Net realised gains and impairment on financial assets	(26,876)	(11,208)
Net fair value (losses)/gains through profit or loss	(313)	337
Other income	3,305	2,772

Total	371,485	370,899

Commission File Number 001-31914

Net Premiums Earned

1.	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business increased by 1.2% from 2011. This was primarily due to an increase in renewal premiums resulting from the strategy of focusing more on selling regular payment duration products consistently adopted by the Company for several years.

2.	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 7.1% from 2011. This was primarily due to an increase in premiums earned from group term life insurance products.

3.	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 0.5% from 2011. This was primarily due to an increase in premiums earned from accident insurance products resulting from the Company’s focus on the adjustment of its business structure and increased efforts for the development of accident insurance business.

Gross written premiums categorized by business:

For the year ended 31 December		RMB million

	2012	2011
Individual Life Insurance Business	305,841	302,012
First-year business	125,649	147,286
Single	80,118	99,190
First-year regular	45,531	48,096
Renewal business	180,192	154,726
Group Life Insurance Business	469	438
First-year business	462	435
Single	458	427
First-year regular	4	8
Renewal business	7	3
Short-term Insurance Business	16,432	15,802
Short-term accident insurance business	9,527	8,766
Short-term health insurance business	6,905	7,036

Total	322,742	318,252

Commission File Number 001-31914

Gross written premiums categorized by channel:

For the year ended 31 December	RMB million

	2012	2011[2]
Exclusive Individual Agent Channel	179,761	160,588
First-year business of long-term insurance	32,197	33,051
Single	415	620
First-year regular	31,782	32,431
Renewal business	141,999	121,838
Short-term insurance business	5,565	5,699
Group Insurance Channel	13,562	12,809
First-year business of long-term insurance	2,165	2,106
Single	2,002	1,941
First-year regular	163	165
Renewal business	593	664
Short-term insurance business	10,804	10,039
Bancassurance Channel	128,863	144,363
First-year business of long-term insurance	91,524	112,273
Single	78,151	96,974
First-year regular	13,373	15,299
Renewal business	37,283	32,033
Short-term insurance business	56	57
Other Channels[1]	556	492
First-year business of long-term insurance	225	291
Single	8	82
First-year regular	217	209
Renewal business	324	194
Short-term insurance business	7	7

Total	322,742	318,252

Notes:

1.	Other channels mainly include telephone sales channel.
2.	In 2012, the Company’s channel premium breakdown was presented based on the separate groups of sales personnels belonging to exclusive individual agent team, direct sales representatives, bancassurance sales team, and other distribution channels respectively, with the corresponding data for 2011 adjusted accordingly.

Commission File Number 001-31914

Investment Income

For the year ended 31 December	RMB million

	2012	2011
Investment income from securities at fair value through profit or loss	1,567	486
Investment income from available-for-sale securities	20,992	21,811
Investment income from held-to-maturity securities	15,194	10,691
Investment income from bank deposits	30,512	24,978
Investment income from loans	4,339	2,658
Other investment income	639	98

Total	73,243	60,722

1	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss increased by 222.4% from 2011. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in securities at fair value through profit or loss in light of market conditions.

2	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities decreased by 3.8% from 2011. This was primarily due to a decrease in the volume of available-for- sale securities.

3	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 42.1% from 2011. This was primarily due to an increase in the volume of held-to- maturity securities resulting from the Company’s increased allocation in held-to-maturity securities.

4	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 22.2% from 2011. This was primarily due to the increased volume of deposits attributable to the Company’s increased allocation in deposits by taking advantage of favorable market opportunities when interest rates were relatively high.

Commission File Number 001-31914

5	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 63.2% from 2011. This was primarily due to an increase in the volume of policy loans resulting from an increase in demand for policy loans, as well as a continued increase in the volume of debt investment plans attributable to the Company’s increased efforts for investment in debt investment plans by taking advantages of the market opportunities.

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, net realised gains and impairment on financial assets decreased by 139.8% from 2011. This was primarily due to a significant increase in impairment losses of equity securities which meet the conditions for recognizing impairment losses, resulting from the continued weakness in Chinese capital market.

Net Fair Value (Losses)/Gains through Profit or Loss

During the Reporting Period, the decrease in net fair value (losses)/gains through profit or loss was primarily due to the fluctuation in the value of financial instruments at fair value through profit or loss.

Other Income

During the Reporting Period, other income increased by 19.2% from 2011. This was primarily due to the Company’s increased efforts in developing intermediary business and expanding sources of income.

Commission File Number 001-31914

(2)	Benefits, Claims and Expenses

For the year ended 31 December	RMB million

	2012	2011
Insurance benefits and claims expenses
Individual life insurance business	292,312	282,575
Group life insurance business	352	353
Short-term insurance business	7,898	7,789
Investment contract benefits	2,032	2,031
Policyholder dividends resulting from participation in profits	3,435	6,125
Underwriting and policy acquisition costs	27,754	27,434
Finance costs	2,575	873
Administrative expenses	23,283	21,549
Other operating expenses	3,304	3,275
Statutory insurance fund contribution	609	595

Total	363,554	352,599

Insurance Benefits and Claims Expenses

1	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business increased by 3.4% from 2011. This was primarily due to an increase in surrender payments and an increase in increase in insurance contracts liabilities.

2	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business remained stable as compared to 2011. This was primarily due to the combined effects of an increase in claims and benefits resulting from business growth and a decrease in surrender payments.

3	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 1.4% from 2011. This was primarily due to an increase in accident insurance claims payment resulting from the increase in business volume.

Commission File Number 001-31914

Investment Contract Benefits

During the Reporting Period, investment contract benefits remained stable as compared to 2011. This was primarily due to the steady account volume of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 43.9% from 2011. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 1.2% from 2011. This was primarily due to the Company’s proactive adoption of measures to strengthen cost control while promoting a healthy development of its business, as a result of which the increase in underwriting and policy acquisition costs was in proportion to the growth of business.

Finance Costs

During the Reporting Period, finance costs increased by 195.0% from 2011. This was primarily due to an increase in interest payments for subordinated term debts.

Administrative Expenses

During the Reporting Period, administrative expenses increased by 8.0% from 2011. This was primarily due to the fact that the Company increased its costs on team building so as to enhance its ability for sustainable development.

Other Operating Expenses

During the Reporting Period, other operating expenses increased by 0.9% from 2011. This was primarily due to an increase in business tax and surcharges expenses.

Commission File Number 001-31914

(3)	Profit before Income Tax

For the year ended 31 December	RMB million

	2012	2011
Individual life insurance business	7,450	17,967
Group life insurance business	(216)	57
Short-term insurance business	191	502
Other	3,543	1,987

Total	10,968	20,513

1	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business decreased by 58.5% from 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

2	Group Life Insurance Business

During the Reporting Period, the change in profit before income tax of the Company in the group life insurance business was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

3	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business decreased by 62.0% from 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

(4)	Income Tax

During the Reporting Period, income tax of the Company was RMB-304 million. This change was primarily due to the combined effect of a decrease in taxable income and the impact of the deferred tax.

(5)	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB11,061 million, a 39.7% decrease from 2011. This was primarily due to the decline in investment yield and the increase in impairment losses resulting from the continued weakness in the capital markets.

Commission File Number 001-31914

III	Analysis of Major Items of Consolidated Statement of Financial Position

(1)	Major Assets

	RMB million

	As at 31	As at 31
	December	December
	2012	2011
Investment assets	1,790,838	1,494,969
Term deposits	641,080	520,793
Held-to-maturity securities	452,389	261,933
Available-for-sale securities	506,416	562,948
Securities at fair value through profit or loss	34,035	23,683
Securities purchased under agreements to resell	894	2,370
Cash and cash equivalents	69,452	55,985
Loans	80,419	61,104
Statutory deposits-restricted	6,153	6,153
Other assets	108,078	88,938

Total	1,898,916	1,583,907

Term Deposits

As at the end of the Reporting Period, term deposits increased by 23.1% from 2011. This was primarily due to the Company’s increased allocation in term deposits by taking advantage of favorable market opportunities when interest rates were relatively high.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 72.7% from 2011. This was primarily due to the fact that the Company reduced fluctuation of the book value of its investments in debt securities and increased its allocation in held-to-maturity securities.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities decreased by 10.0% from 2011. This was primarily due to the fact that the Company actively adjusted its allocation structure in light of market conditions, reduced fluctuation of the book value of its investment assets, and decreased the volume of available-for-sale securities.

Commission File Number 001-31914

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss increased by 43.7% from 2011. This was primarily due to the fact that the Company adopted a more initiative and flexible investment approach in light of market conditions and increased the volume of securities at fair value through profit or loss accordingly.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 24.1% from 2011. This was primarily due to the needs for investment assets allocation and liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 31.6% from 2011. This was primarily due to an increase in the demand for policy loans, as well as the Company’s increased efforts for investment in debt investment plans by taking advantages of the market opportunities.

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

			RMB million

	As at 31 December 2012		As at 31 December 2011
	Amount	Percentage	Amount	Percentage
Cash and cash equivalents	69,452	3.88%	55,985	3.74%
Term deposits	641,080	35.80%	520,793	34.84%
Bonds	828,098	46.24%	666,684	44.60%
Funds	59,207	3.30%	85,057	5.69%
Common stocks	102,089	5.70%	95,553	6.39%
Other investment form	90,912	5.08%	70,897	4.74%

Total	1,790,838	100%	1,494,969	100%

Commission File Number 001-31914

(2)	Major Liabilities

	RMB million

	As at	As at
	31 December	31 December
	2012	2011
Insurance contracts	1,384,537	1,199,373
Investment contracts	66,639	69,797
Securities sold under agreements to repurchase	68,499	13,000
Policyholder dividends payable	44,240	46,368
Annuity and other insurance balances payable	16,890	11,954
Bonds payable	67,981	29,990
Deferred tax liabilities	7,834	1,454
Other liabilities	19,195	18,583

Total	1,675,815	1,390,519

Insurance Contracts

As at the end of the Reporting Period, liabilities of insurance contracts increased by 15.4% from 2011. This was primarily due to new insurance business and the accumulation of insurance liabilities from renewal business. As at the balance sheet date, the Company’s reserves for insurance contracts passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts decreased by 4.5% from 2011. This was primarily due to the fact that certain group annuity customers transferred their funds to their accounts of enterprise annuity, which resulted in the decrease in the account volume of group annuity products specified in investment contracts.

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 426.9% from 2011. This was primarily due to the needs for liquidity management.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable decreased by 4.6% from 2011. This was primarily due to a decrease in investment yields for participating products.

Commission File Number 001-31914

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 41.3% from 2011. This was primarily due to the accumulation of insurance liabilities.

Bonds Payable

As at the end of the Reporting Period, bonds payable increased by 126.7% from 2011. This was primarily due to the issuance of subordinated term debts by the Company in 2012.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 438.8% from 2011. This was primarily due to an increase in the fair value of available-for-sale securities.

(3)	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB221,085 million, a 15.4% increase from 2011. This was primarily due to an increase in the fair value of available-for-sale securities and the influence of the net profit during the Reporting Period.

IV Analysis of Cash Flows

(1)	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of financial assets, and investment income. The primary liquidity concerns with respect to these cash inflows are the risk of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB69,452 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB641,080 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. As at the end of the Reporting Period, investments in debt securities had a fair value of RMB826,574 million, while investments in equity securities had a fair value of RMB164,742 million. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at an adequate price.

Commission File Number 001-31914

(2)	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

(3)	Consolidated Cash Flows

For the year ended 31 December	RMB million

	2012	2011
Net cash inflow from operating activities	132,182	133,953
Net cash outflow from investing activities	(203,804)	(133,591)
Net cash inflow from financing activities	85,089	7,991
Foreign currency losses on cash and cash equivalents	—	(222)

Net increase in cash and cash equivalents	13,467	8,131

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust accordingly the asset portfolio to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 1.3% from 2011. This was primarily due to an increase in insurance benefits. Net cash outflow from investing activities increased by 52.6% from 2011. This was primarily due to the needs for investment management. Net cash inflow from financing activities increased by 964.8% from 2011. This was primarily due to the needs for liquidity management.

Commission File Number 001-31914

V	Solvency Ratio

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant rules) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

	RMB million

	As at	As at
	31 December	31 December
	2012	2011
Actual capital	176,024	113,685
Minimum capital	74,718	66,826
Solvency ratio	235.58%	170.12%

Benefiting from the increase in the Company’s comprehensive income in 2012, the Company’s solvency ratio increased to some extent. Meanwhile, the Company successfully issued subordinated term debts of RMB38 billion by actively taking advantage of favorable opportunities, thereby further raising its solvency ratio.

Commission File Number 001-31914

ANNUAL RESULTS8

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME-AUDITED

For the year ended 31 December 2012

		2012	2011
	Note	RMB million	RMB million
REVENUES
Gross written premiums		322,742	318,252
Less: premiums ceded to reinsurers		(384)	(232)

Net written premiums		322,358	318,020
Net change in unearned premium reserves		(232)	256

Net premiums earned		322,126	318,276

Investment income	1	73,243	60,722
Net realised gains and impairment on financial assets	2	(26,876)	(11,208)
Net fair value (losses)/gains through profit or loss	3	(313)	337
Other income		3,305	2,772

Total revenues		371,485	370,899

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits	4	(107,674)	(101,349)
Accident and health claims and claim adjustment expenses	4	(7,898)	(7,789)
Increase in insurance contracts liabilities	4	(184,990)	(181,579)
Investment contract benefits	5	(2,032)	(2,031)
Policyholder dividends resulting from participation in profits		(3,435)	(6,125)
Underwriting and policy acquisition costs		(27,754)	(27,434)
Finance costs	6	(2,575)	(873)
Administrative expenses		(23,283)	(21,549)
Other operating expenses		(3,304)	(3,275)
Statutory insurance fund contribution	7	(609)	(595)

Total benefits, claims and expenses		(363,554)	(352,599)
Share of profit of associates	8	3,037	2,213

Profit before income tax	9	10,968	20,513
Income tax	10	304	(2,022)

Net profit		11,272	18,491

Attributable to:
– equity holders of the Company		11,061	18,331
– non-controlling interests		211	160

Basic and diluted earnings per share	11	RMB0.39	RMB0.65

[8]	The “Group” refers to China Life Insurance Company Limited and its subsidiaries in this part.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME –AUDITED (Continued)

For the year ended 31 December 2012

		2012	2011
	Note	RMB million	RMB million
Other comprehensive income
Fair value gains/(losses) on available-for-sale securities		8,864	(45,576)
Amount transferred to net profit from other comprehensive income		26,876	11,054
Portion of fair value (losses)/gains on available-for-sale securities attributable to participating policyholders		(2,635)	2,521
Share of other comprehensive income of associates		167	(201)
Others		—	(1)
Income tax relating to components of other comprehensive income	10	(8,265)	7,989

Other comprehensive income for the year		25,007	(24,214)

Total comprehensive income for the year		36,279	(5,723)

Attributable to:
–equity holders of the Company		36,056	(5,874)
–non-controlling interests		223	151

Commission File Number 001-31914

Notes:

1	INVESTMENT INCOME

	For the year ended 31 December
	2012	2011
	RMB million	RMB million
Debt securities
– held-to-maturity securities	15,194	10,691
– available-for-sale securities	16,219	16,935
– at fair value through profit or loss	911	449
Equity securities
– available-for-sale securities	4,773	4,876
– at fair value through profit or loss	656	37
Bank deposits	30,512	24,978
Loans	4,339	2,658
Securities purchased under agreements to resell	633	98
Others	6	—

Total	73,243	60,722

Included in investment income of 2012 is interest income of RMB67,814 million (2011: RMB55,809 million). All interest is accrued using the effective interest method.

The investment income from listed debt and equity securities and unlisted debt and equity securities for the year ended 31 December 2012 were RMB6,009 million and RMB31,744 million, respectively (2011: RMB5,105 million and RMB27,883 million).

2	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the year ended 31 December
	2012	2011
	RMB million	RMB million
Debt securities
Net realised gains	1,192	433
Reversal of impairment	51	11

Subtotal	1,243	444

Equity securities
Net realised gains	2,975	1,272
Impairment	(31,094)	(12,924)

Subtotal	(28,119)	(11,652)

Total	(26,876)	(11,208)

Commission File Number 001-31914

Net realised gains on financial assets are from available-for-sale securities.

During the year ended 31 December 2012, the Group recognized impairment charge of RMB14,950 million (2011: RMB4,133 million) of available-for-sale funds, RMB15,980 million (2011: RMB8,791 million) of available-for-sale common stocks and RMB164 million (2011: Nil) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

3	NET FAIR VALUE (LOSSES)/GAINS THROUGH PROFIT OR LOSS

	For the year ended 31 December
	2012	2011
	RMB million	RMB million
Debt securities	47	(405)
Equity securities	(88)	134
Stock appreciation rights	(272)	608

Total	(313)	337

4	INSURANCE BENEFITS AND CLAIMS EXPENSES

	Gross	Ceded	Net
	RMB million	RMB million	RMB million
For the year ended 31 December 2012
Life insurance death and other benefits	107,688	(14)	107,674
Accident and health claims and claim adjustment expenses	8,011	(113)	7,898
Increase in insurance contracts liabilities	185,018	(28)	184,990

Total insurance benefits and claims expenses	300,717	(155)	300,562

For the year ended 31 December 2011
Life insurance death and other benefits	101,362	(13)	101,349
Accident and health claims and claim adjustment expenses	7,903	(114)	7,789
Increase in insurance contracts liabilities	181,590	(11)	181,579

Total insurance benefits and claims expenses	290,855	(138)	290,717

5	INVESTMENT CONTRACT BENEFITS

Benefits of investment contract are mainly the interest credited to investment contracts and universal life contracts.

Commission File Number 001-31914

6	FINANCE COSTS

	For the year ended 31 December
	2012	2011
	RMB million	RMB million
Interest expenses for bonds payable	2,394	303
Interest expenses for securities sold under agreements to repurchase	181	570

Total finance costs	2,575	873

7	STATUTORY INSURANCE FUND

As required by CIRC Order [2008] No. 2, all insurance companies have to pay statutory insurance fund contribution to the CIRC from 1 January 2009. The Group is subject to statutory insurance fund contribution, (i) at 0.15% and 0.05% of premiums and accumulated policyholder deposits from life policies with guaranteed benefits and life policies without guaranteed benefits, respectively; (ii) at 0.8% and 0.15% of premiums from short-term health policies and long- term health policies, respectively; (iii) at 0.8% of premiums from accident insurance contracts, at 0.08% and 0.05% of accumulated policyholder deposits from accident investment contracts with guaranteed benefits and without guaranteed benefits, respectively. When the accumulated statutory insurance fund contributions reach 1% of the Group’s total assets, no additional contribution to the statutory insurance fund is required.

8	INVESTMENTS IN ASSOCIATES

	2012	2011
	RMB million	RMB million
As at 1 January	24,448	20,892
Investment in associates (i)	1,339	1,600
Scrip dividend from associates (ii)	182	91
Share of profit	3,037	2,213
Other equity movements	167	(201)
Dividend received	(182)	(147)

As at 31 December	28,991	24,448

(i)	On 26 December 2012, the Company purchased 35% of shares of COFCO Futures Co., Ltd. (“COFCO Futures”) at the total cost of RMB1,339 million.
(ii)	A dividend payable in cash with a scrip dividend alternative in respect of the 2011 final dividend of HKD0.1 per ordinary share was approved and declared by Sino-Ocean Land Holdings Limited (“Sino-Ocean”) at the Annual General Meeting on 11 May 2012. Sino-Ocean issued a circular on HKExnews website and announced a Scrip Dividend Scheme on 22 May 2012, under which each shareholder may elect to receive the 2011 final dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB113 million on 28 June 2012 with a corresponding increase in the carry value of investments in associates.

A dividend payable in cash with a scrip dividend alternative in respect of the 2012 interim dividend of HKD0.06 per ordinary share was approved and declared by Sino-Ocean at Board Meeting on 16 August 2012. Sino-Ocean issued a circular on HKExnews website and announced a Scrip Dividend Scheme on 12 September 2012, under which each shareholder may elect to receive the 2012 interim dividend in cash or in scrip shares. The Company elected the scrip shares option and received scrip shares amounted to RMB69 million on 17 October 2012 with a corresponding increase in the carry value of investments in associates.

Commission File Number 001-31914

The Group’s investments in associates are unlisted except for Sino-Ocean which is listed in Hong Kong. As at 31 December 2012, the stock price of Sino-Ocean was HKD5.79 per share. The Group’s share of associates’ assets and liabilities as at 31 December 2012 and revenue and profit after tax for the year then ended are as followings:

Share of assets and liabilities of associates

	Country of	Interest
Name	incorporation	held	Assets	Liabilities
			RMB million	RMB million
China Guangfa Bank (“CGB”)	PRC	20.00%	236,676	220,924
China Life Property & Casualty Insurance Company Limited (“CLP&C”)	PRC	40.00%	12,129	9,182
Sino-Ocean	Hong Kong, PRC	24.85%	30,387	21,435
COFCO Futures	PRC	35.00%	2,996	1,656

Total as at 31 December 2012			282,188	253,197

CGB	PRC	20.00%	186,843	173,255
CLP&C	PRC	40.00%	8,962	6,370
Sino-Ocean	Hong Kong, PRC	24.45%	25,757	17,489

Total as at 31 December 2011			221,562	197,114

Share of revenues and profit after tax of associates

Name	Revenue	Profit after tax
	RMB million	RMB million
CGB	6,221	2,244
CLP&C	7,981	150
Sino-Ocean	7,122	642
COFCO Futures	303	1

Total for the year ended 31 December 2012	21,627	3,037

CGB	5,635	1,917
CLP&C	5,282	168
Sino-Ocean	4,865	128

Total for the year ended 31 December 2011	15,782	2,213

Commission File Number 001-31914

9	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the year ended 31 December
	2012	2011
	RMB million	RMB million
Employee salary and welfare cost	9,699	8,416
Housing benefits	643	552
Contribution to the defined contribution pension plan	1,743	1,555
Depreciation and amortisation	1,949	1,909
Exchange loss	49	547
Auditor’s remuneration	65	65

10	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relate to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the year ended 31 December
	2012	2011
	RMB million	RMB million
Current taxation – Enterprise income tax	1,581	4,355
Deferred taxation	(1,885)	(2,333)

Taxation charges	(304)	2,022

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the year ended 31 December 2011: 25%) is as follows:

			For the year ended 31 December
			2012	2011
			RMB million	RMB million
Profit before income tax			10,968	20,513
Tax computed at the statutory tax rate			2,742	5,128
Non-taxable income	(i	)	(3,462)	(3,511)
Additional tax liability from expenses not deductible for tax purposes	(i	)	364	325
Unused tax losses			49	57
Other			3	23

Income tax at effective tax rate			(304)	2,022

(i)	Non-taxable income mainly includes interest income from government bonds and funds. Expenses not deductible for tax purposes mainly include commission, brokerage and donation expenses that do not meet the criteria for deduction according to the relevant tax regulations.

Commission File Number 001-31914

(c)	As at 31 December 2012, deferred income tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the year are as follows:

Deferred tax assets/(liabilities)

	Insurance	Investment	Others	Total
	RMB million (i)	RMB million (ii)	RMB million (iii)	RMB million
As at 1 January 2011	(11,131)	(1,502)	857	(11,776)
(Charged)/credited to net profit	(505)	2,740	98	2,333
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	8,619	—	8,619
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(630)	—	—	(630)

As at 31 December 2011	(12,266)	9,857	955	(1,454)

As at 1 January 2012	(12,266)	9,857	955	(1,454)
(Charged)/credited to net profit	(180)	2,128	(63)	1,885
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(8,924)	—	(8,924)
– Portion of fair value losses on available-for-sale securities allocated to participating policyholders	659	—	—	659

As at 31 December 2012	(11,787)	3,061	892	(7,834)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first time adoption of IFRS in 2009 and the temporary difference of short duration insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses) of available-for-sale securities and securities at fair value through profit or loss.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

Commission File Number 001-31914

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at 31	As at 31
	December 2012	December 2011
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after more than 12 months	6,729	10,306
– deferred tax assets to be recovered within 12 months	1,342	1,595

Subtotal	8,071	11,901

Deferred tax liabilities:
– deferred tax liabilities to be settled after more than 12 months	(15,555)	(13,105)
– deferred tax liabilities to be settled within 12 months	(350)	(250)

Subtotal	(15,905)	(13,355)

Total net deferred tax liabilities	(7,834)	(1,454)

11	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the year ended 31 December 2012 are based on the weighted average number of 28,264,705,000 ordinary shares (for the year ended 31 December 2011: 28,264,705,000 ordinary shares).

12	DIVIDENDS

Pursuant to the equity holders’ approval at the Annual General Meeting in May 2012, a final dividend of RMB0.23 per ordinary share totalling RMB6,501 million in respect of the year ended 31 December 2011 was declared and was paid in 2012. These dividends have been recorded in the consolidated financial statements for the year ended 31 December 2012.

Pursuant to a resolution passed at the meeting of the Board of Directors on 27 March 2013, a final dividend of RMB0.14 per ordinary share totalling approximately RMB3,957 million for the year ended 31 December 2012 was proposed for equity holders’ approval at the Annual General Meeting. The dividend has not been recorded in the consolidated financial statements for the year ended 31 December 2012.

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION-AUDITED

As at 31 December 2012

	As at 31	As at 31
	December	December
	2012	2011
	RMB million	RMB million
ASSETS
Property, plant and equipment	22,335	20,231
Investments in associates	28,991	24,448
Held-to-maturity securities	452,389	261,933
Loans	80,419	61,104
Term deposits	641,080	520,793
Statutory deposits – restricted	6,153	6,153
Available-for-sale securities	506,416	562,948
Securities at fair value through profit or loss	34,035	23,683
Securities purchased under agreements to resell	894	2,370
Accrued investment income	28,926	22,946
Premiums receivable	8,738	8,253
Reinsurance assets	948	878
Other assets	18,140	12,182
Cash and cash equivalents	69,452	55,985

Total assets	1,898,916	1,583,907

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF FINANCIAL POSITION-AUDITED (Continued)

As at 31 December 2012

	As at 31	As at 31
	December	December
	2012	2011
	RMB million	RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	1,384,537	1,199,373
Investment contracts	66,639	69,797
Policyholder dividends payable	44,240	46,368
Bonds payable	67,981	29,990
Securities sold under agreements to repurchase	68,499	13,000
Annuity and other insurance balances payable	16,890	11,954
Premiums received in advance	2,576	3,719
Other liabilities	16,435	13,968
Deferred tax liabilities	7,834	1,454
Current income tax liabilities	22	750
Statutory insurance fund	162	146

Total liabilities	1,675,815	1,390,519

Equity
Share capital	28,265	28,265
Reserves	112,428	83,371
Retained earnings	80,392	79,894

Attributable to equity holders of the Company	221,085	191,530

Non-controlling interests	2,016	1,858

Total equity	223,101	193,388

Total liabilities and equity	1,898,916	1,583,907

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY-AUDITED

For the year ended 31 December 2012

	Attributable to equity holders
	of the Company
				Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 1 January 2011	28,265	100,512	79,933	1,765	210,475
Net profit	—	—	18,331	160	18,491
Other comprehensive income	—	(24,205)	—	(9)	(24,214)

Total comprehensive income	—	(24,205)	18,331	151	(5,723)

Transactions with owners
Appropriation to reserve	—	7,064	(7,064)	—	—
Dividends paid	—	—	(11,306)	—	(11,306)
Dividends to non-controlling interests	—	—	—	(58)	(58)

Total transactions with equity holders	—	7,064	(18,370)	(58)	(11,364)

As at 31 December 2011	28,265	83,371	79,894	1,858	193,388

As at 1 January 2012	28,265	83,371	79,894	1,858	193,388
Net profit	—	—	11,061	211	11,272
Other comprehensive income	—	24,995	—	12	25,007

Total comprehensive income	—	24,995	11,061	223	36,279

Transactions with owners
Appropriation to reserve	—	4,062	(4,062)	—	—
Dividends paid	—	—	(6,501)	—	(6,501)
Dividends to non-controlling interests	—	—	—	(65)	(65)

Total transactions with equity holders	—	4,062	(10,563)	(65)	(6,566)

As at 31 December 2012	28,265	112,428	80,392	2,016	223,101

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS-AUDITED

For the year ended 31 December 2012

	2012	2011
	RMB million	RMB million
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	10,968	20,513
Adjustments for:
Investment income	(73,243)	(60,722)
Net realised and unrealised gains and impairment on financial assets	27,189	10,871
Insurance contracts	185,106	181,184
Depreciation and amortisation	1,949	1,909
Amortisation of premiums and discounts	—	1
Loss on foreign exchange	49	547
Share of profit of associates	(3,037)	(2,213)
Changes in operating assets and liabilities:
Securities at fair value through profit or loss	(10,152)	(14,196)
Receivables and payables	(4,434)	(925)
Income tax paid	(3,675)	(3,456)
Interest received	833	404
Dividends received	629	36

Net cash inflow from operating activities	132,182	133,953

CASH FLOWS FROM INVESTING ACTIVITIES
Sales and maturities:
Sales of debt securities	51,281	32,676
Maturities of debt securities	5,277	24,530
Sales of equity securities	105,519	98,639
Property, plant and equipment	218	258
Purchases:
Debt securities	(228,296)	(116,000)
Equity securities	(70,557)	(132,294)
Property, plant and equipment	(5,293)	(5,108)
Additional capital contribution to associates	(1,339)	(1,600)
Increase in term deposits, net	(120,287)	(79,208)
Increase/(decrease) in securities purchased under agreements to resell, net	1,476	(2,370)
Interest received	61,410	49,976
Dividends received	4,768	4,874
Increase in policy loan, net	(7,572)	(8,344)
Other	(409)	380

Net cash outflow from investing activities	(203,804)	(133,591)

Commission File Number 001-31914

CONSOLIDATED STATEMENT OF CASH FLOWS-AUDITED (Continued)

For the year ended 31 December 2012

	2012	2011
	RMB million	RMB million
CASH FLOWS FROM FINANCING ACTIVITIES
Increase/(decrease) in securities sold under agreements to repurchase, net	55,499	(10,065)
Interest paid	(1,832)	(570)
Dividends paid to the Company’s equity holders	(6,501)	(11,306)
Dividends paid to non-controlling interests	(65)	(58)
Proceeds from issuance of subordinated debt	37,988	29,990

Net cash inflow from financing activities	85,089	7,991

Foreign currency losses on cash and cash equivalents	—	(222)
Net increase in cash and cash equivalents	13,467	8,131
Cash and cash equivalents
Beginning of year	55,985	47,854

End of year	69,452	55,985

Analysis of balance of cash and cash equivalents
Cash at bank and in hand	69,448	52,001
Short-term bank deposits	4	3,984

Commission File Number 001-31914

SEGMENT INFORMATION

1	Operating segments

The Group operates in four operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term life insurance contracts and universal life contracts which are mainly term life, whole life, endowment and annuity products, to individuals and assumed individual reinsurance contracts.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

(iv)	Corporate and other business (Corporate & other)

Corporate and other business relates primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC, share of results of associates, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

2	Allocation basis of income and expenses

Investment income, net realised gains/(losses) and impairment on financial assets, net fair value gains or losses through profit or loss and foreign exchange losses within other operating expenses are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Administrative expenses and certain other operating expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other operating expenses are presented in the “Corporate & Other” segment directly. Income tax is not allocated.

3	Allocation basis of assets and liabilities

Financial assets and securities sold under agreements to repurchase are allocated among segments in proportion to each respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the year. Insurance liabilities are presented under the respective segments. The remaining assets and liabilities are not allocated.

Commission File Number 001-31914

	For the year ended 31 December 2012
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	305,841	469	16,432	—	—	322,742
– Term Life	2,616	413	—	—	—
– Whole Life	37,594	53	—	—	—
– Endowment	227,770	—	—	—	—
– Annuity	37,861	3	—	—	—
Net premiums earned	305,732	465	15,929	—	—	322,126
Investment income	69,407	3,043	481	312	—	73,243
Net realised loss and impairment on financial assets	(25,466)	(1,116)	(169)	(125)	—	(26,876)
Net fair value gains/(losses) through profit or loss	(304)	(13)	(2)	6	—	(313)
Other income	402	343	—	3,356	(796)	3,305
Including: inter-segment revenue	—	—	—	796	(796)	—

Segment revenues	349,771	2,722	16,239	3,549	(796)	371,485

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(107,340)	(334)	—	—	—	(107,674)
Accident and health claims and claim adjustment expenses	—	—	(7,898)	—	—	(7,898)
Increase in insurance contracts liabilities	(184,972)	(18)	—	—	—	(184,990)
Investment contract benefits	(500)	(1,532)	—	—	—	(2,032)
Policyholder dividends resulting from participation in profits	(3,357)	(78)	—	—	—	(3,435)
Underwriting and policy acquisition costs	(23,568)	(103)	(3,470)	(613)	—	(27,754)
Finance costs	(2,447)	(107)	(17)	(4)	—	(2,575)
Administrative expenses	(16,865)	(618)	(3,956)	(1,844)	—	(23,283)
Other operating expenses	(2,795)	(130)	(593)	(582)	796	(3,304)
Including: Inter-segment expenses	(758)	(33)	(5)	—	796	—
Statutory insurance fund contribution	(477)	(18)	(114)	—	—	(609)

Segment benefits, claims and expenses	(342,321)	(2,938)	(16,048)	(3,043)	796	(363,554)

Share of profit of associates	—	—	—	3,037	—	3,037

Segment results	7,450	(216)	191	3,543	—	10,968

Income tax						304

Net profit						11,272

Attributable to
– equity holders of the Company						11,061
– non-controlling interests						211
Unrealised gains from available-for-sale securities included in equity holders’ equity	23,731	1,040	165	59	—	24,995
Depreciation and amortisation	1,480	54	355	60	—	1,949

Commission File Number 001-31914

	As at 31 December 2012
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,728,469	73,986	11,710	5,599	—	1,819,764
Other	758	—	155	28,991	—	29,904

Segment assets	1,729,227	73,986	11,865	34,590	—	1,849,668

Unallocated
Property, plant and equipment						22,335
Other						26,913

Total						1,898,916

Liabilities
Insurance contracts	1,374,777	727	9,033	—	—	1,384,537
Investment contracts	11,646	54,993	—	—	—	66,639
Securities sold under agreements to repurchase	65,191	2,856	452	—	—	68,499
Other	64,913	3,107	449	—	—	68,469

Segment liabilities	1,516,527	61,683	9,934	—	—	1,588,144

Unallocated
Other						87,671

Total						1,675,815

Commission File Number 001-31914

	For the year ended 31 December 2011
	Individual	Group	Short-	Corporate
	life	life	term	& other	Elimination	Total
	(RMB million)
Revenues
Gross written premiums	302,012	438	15,802	—	—	318,252
– Term Life	2,299	333	—	—	—
– Whole Life	37,934	85	—	—	—
– Endowment	221,925	—	—	—	—
– Annuity	39,854	20	—	—	—
Net premiums earned	301,986	434	15,856	—	—	318,276
Investment income	57,080	2,893	460	289	—	60,722
Net realised gains and impairment on financial assets	(10,404)	(527)	(86)	(191)	—	(11,208)
Net fair value gains/(losses) through profit or loss	319	16	3	(1)	—	337
Other income	477	163	—	2,901	(769)	2,772
Including: inter-segment revenue	—	—	—	769	(769)	—

Segment revenues	349,458	2,979	16,233	2,998	(769)	370,899

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(101,010)	(339)	—	—	—	(101,349)
Accident and health claims and claim adjustment expenses	—	—	(7,789)	—	—	(7,789)
Increase in insurance contracts liabilities	(181,565)	(14)	—	—	—	(181,579)
Investment contract benefits	(574)	(1,457)	—	—	—	(2,031)
Policyholder dividends resulting from participation in profits	(5,780)	(345)	—	—	—	(6,125)
Underwriting and policy acquisition costs	(23,723)	(81)	(3,275)	(355)	—	(27,434)
Finance costs	(818)	(41)	(7)	(7)	—	(873)
Administrative expenses	(14,961)	(522)	(3,989)	(2,077)	—	(21,549)
Other operating expenses	(2,604)	(107)	(548)	(785)	769	(3,275)
Including: Inter-segment expenses	(726)	(37)	(6)	—	769	—
Statutory insurance fund contribution	(456)	(16)	(123)	—	—	(595)

Segment benefits, claims and expenses	(331,491)	(2,922)	(15,731)	(3,224)	769	(352,599)

Share of profit of associates	—	—	—	2,213	—	2,213

Segment results	17,967	57	502	1,987	—	20,513

Income tax						(2,022)

Net profit						18,491

Attributable to
– equity holders of the Company						18,331
– non-controlling interests						160
Unrealised losses from available-for-sale securities included in equity holders’ equity	(22,800)	(1,154)	(186)	(65)	—	(24,205)
Depreciation and amortisation	1,409	49	380	71	—	1,909

Commission File Number 001-31914

	As at 31 December 2011
	Individual life	Group life	Short- term	Corporate & other	Elimination	Total
	(RMB million)
Assets
Financial assets (including cash and cash equivalents)	1,430,528	70,759	11,399	5,229	—	1,517,915
Other	730	—	121	24,448	—	25,299

Segment assets	1,431,258	70,759	11,520	29,677	—	1,543,214

Unallocated
Property, plant and equipment						20,231
Other						20,462

Total						1,583,907

Liabilities
Insurance contracts	1,189,777	709	8,887	—	—	1,199,373
Investment contracts	13,349	56,448	—	—	—	69,797
Securities sold under agreements to repurchase	12,279	621	100	—	—	13,000
Other	28,650	1,677	230	—	—	30,557

Segment liabilities	1,244,055	59,455	9,217	—	—	1,312,727

Unallocated
Other						77,792

Total						1,390,519

Commission File Number 001-31914

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

Basis of preparation

The Group adopted International Financial Reporting Standards (“IFRS”) in 2009. The Group prepared these consolidated financial statements in accordance with IFRS, its amendments and interpretations issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and the requirements of the Hong Kong Companies Ordinance. The Group prepared the consolidated financial statements under the historical cost convention, as modified by financial assets and financial liabilities at fair value through profit or loss, available-for-sale securities, insurance contract liabilities and certain property, plant and equipment at deemed cost as part of the Restructuring process. The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

Standards, amendments and interpretations effective in 2012

The following revised amendment is mandatory for the first time for the financial year beginning 1 January 2012.

Amendment	Content	Effective for annual period beginning on or after
IAS 12 Amendment	Deferred Tax: Recovery of Underlying Assets	1 January 2012
IFRS 7 Amendment	Disclosures: Transfers of Financial Assets	1 July 2011

The adoption of IAS 12 Amendment has no impact on the operating results, financial position or comprehensive income of the Group.

The adoption of IFRS 7 Amendment has no material impact on the Group’s annual financial information.

Commission File Number 001-31914

Standards, amendments and interpretations that are not yet effective and have not been early adopted by the Group in 2012

The standards, amendments and interpretations noted below are relevant to the Group but are not yet effective and have not been early adopted by the Group in 2012.

Standard/Amendment	Content	Effective for annual period beginning on or after
IAS 1 Amendment	Presentation of Financial Statements:
	Other Comprehensive Income	1 July 2012
IAS 19 Amendment	Employee Benefits	1 January 2013
IAS 32 Amendment	Financial Instruments: Presentation	1 January 2014
IFRS 7 Amendment	Disclosure: Offsetting Financial Assets
	and Financial Liabilities	1 January 2013
IFRS 9, IFRS 9	Financial Instruments and Financial Instruments:
Amendments and	Disclosures
IFRS 7 Amendment		1 January 2015
IFRS 10	Consolidated Financial Statements	1 January 2013
IFRS 11	Joint Arrangements	1 January 2013
IFRS 12	Disclosure of Interests in Other Entities	1 January 2013
IAS 27 Revised	Separate Financial Statements	1 January 2013
IAS 28 Revised	Investments in Associates and Joint Ventures	1 January 2013
IFRS 10, IFRS 11,	Transition Guidance	1 January 2013
IFRS 12 Amendments
IFRS 13	Fair Value Measurement	1 January 2013

IAS 1 Amendment requires to separate items presented in other comprehensive income into two groups based on whether or not they may be recycled to profit or loss in the future.

IAS 19 Amendment makes changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. The most significant change is that actuarial gains and losses will be recognised in other comprehensive income rather than operating expenses.

IAS 32 Amendment provides additional application guidance to clarify some of the requirements for offsetting financial assets and financial liabilities on the statement of financial position.

IFRS 7 Disclosure: Offsetting Financial Assets and Financial Liabilities is also amended to require disclosures to include information that will enable users of an entity’s financial statements to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with the entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position.

Commission File Number 001-31914

IFRS 9 and IFRS 9 Amendments replaced those parts of IAS 39 relating to the classification, measurement and de-recognition of financial assets and liabilities with key changes mainly related to the classification and measurement of financial assets and certain types of financial liabilities. Together with the amendments to IFRS 9, IFRS 7 – Financial Instruments: Disclosures is also amended to require additional disclosures on transition from IAS 39 to IFRS 9.

The five standards (IFRS 10, IFRS 11, IFRS 12, IAS 27 Revised and IAS 28 Revised) establish new guidance for consolidation and joint arrangements and principally address:

•	A revised definition of control for the purposes of determining which arrangements should be consolidated;

•	A reduction in the types of joint arrangements to two: joint operations and joint ventures, and classification based on rights and obligations rather than legal structure;

•	Elimination of the policy choice of proportionate consolidation for joint ventures; and

•	New requirements to disclose significant judgements and assumptions in determining whether an entity controls, jointly controls or significantly influences its interests in other entities.

IFRS10, IFRS11, IFRS12 Amendments provide additional transition relief to IFRS 10, IFRS 11 and IFRS 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. For disclosures related to unconsolidated structured entities, the amendments will remove the requirement to present comparative information for periods before IFRS 12 is first applied.

IFRS 13 defines and sets out in a single IFRS a framework for measuring fair value, and requires disclosures about fair value measurement.

The Group is considering the impact of these new standards and amendments on the consolidated and separate financial statements of the Group and the Company respectively.

In addition, “Annual Improvements 2011” was issued in May 2012. These annual improvements process was established to make non-urgent but necessary amendments to IFRSs. The amendments in “Annual Improvements 2011” are effective for annual periods beginning on or after 1 January 2013. No amendment was early adopted by the Group and no material changes to the accounting policies of the Group in 2012 are expected as a result of these improvements.

Commission File Number 001-31914

EMBEDDED VALUE

Assumptions

Economic assumptions:

The calculations are based upon assumed corporate tax rate of 25% for all years. The investment returns are assumed to be 5.1% in 2012 and grading to 5.5% in 2016 (remaining level thereafter). 15% from 2012 to 2015, and grading to 17% in 2017 (remaining level thereafter) of the investment return is assumed to be exempt from income tax. These investment return and tax exempt assumptions are based on the Company’s strategic asset mix and expected future returns. The risk-adjusted discount rate used is 11%.

Other operating assumptions such as mortality, morbidity, lapses and expenses are based on the Company’s recent operating experience and expected future outlook.

SUMMARY OF RESULTS

The embedded value as at 31 December 2012 and the value of one year’s sales for the 12 months to 31 December 2012, and their corresponding results in 2011 are shown below:

Table 1

Components of Embedded Value and Value of One Year’s Sales	RMB million

	31 December	31 December
ITEM	2012	2011
A Adjusted Net Worth	128,507	110,266
B Value of In-Force Business before Cost of Solvency Margin	245,134	215,608
C Cost of Solvency Margin	(36,046)	(33,020)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	209,088	182,588
E Embedded Value (A + D)	337,596	292,854
F Value of One Year’s Sales before Cost of Solvency Margin	24,129	23,756
G Cost of Solvency Margin	(3,295)	(3,557)
H Value of One Year’s Sales after Cost of Solvency Margin (F + G)	20,834	20,199

Notes:	1) Numbers may not be additive due to rounding.
2)	Taxable incomes in embedded value and the value of one year’s sales are based on earnings calculated using solvency reserves.

Commission File Number 001-31914

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 2

Analysis of Embedded Value Movement in 2012	RMB million

ITEM
A Embedded Value at Start of Year	292,854
B Expected Return on Embedded Value	30,215
C Value of New Business in the Period	20,834
D Operating Experience Variance	(879)
E Investment Experience Variance	9,676
F Methodology, Model and Assumption Changes	(1,905)
G Market Value and Other Adjustments	(6,954)
H Exchange Gains or Losses	(49)
I Shareholder Dividend Distribution	(6,501)
J Other	304
K Embedded Value as at 31 December 2012 (sum A through J)	337,596

Notes:	1) Numbers may not be additive due to rounding.
2)	Items B through J are explained below:

B	Reflects unwinding of the opening value of in-force business and value of new business sales in 2012 plus the expected return on investments supporting the 2012 opening net worth.

C	Value of new business sales in 2012.

D	Reflects the difference between actual experience in 2012 (including lapse, mortality, morbidity, and expense etc.) and the assumptions.

E	Compares actual with expected investment returns during 2012.

F	Reflects the effect of projection method, model enhancements and assumption changes.

G	Change in the market value adjustment from the beginning of year 2012 to 31 December 2012, tax adjustment and other related adjustments.

H	Reflect the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2012.

J	Other miscellaneous items.

Commission File Number 001-31914

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 3

Sensitivity Results	RMB million

	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF ONE YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	209,088	20,834
1. Risk discount rate of 11.5%	198,792	19,745
2. Risk discount rate of 10.5%	220,146	22,002
3. 10% increase in investment return	244,490	23,618
4. 10% decrease in investment return	173,935	18,076
5. 10% increase in expenses	206,480	19,073
6. 10% decrease in expenses	211,697	22,594
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	207,185	20,746
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	211,023	20,921
9. 10% increase in lapse rates	207,821	20,656
10. 10% decrease in lapse rates	210,399	21,011
11. 10% increase in morbidity rates	207,035	20,716
12. 10% decrease in morbidity rates	211,161	20,952
13. 10% increase in claim ratio of short term business	208,808	20,238
14. 10% decrease in claim ratio of short term business	209,369	21,429
15. Solvency margin at 150% of statutory minimum	200,097	19,154
16. Using 2011 EV assumptions	209,383	21,068
17. Taxable income based on the accounting profit in accordance to “the Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	211,901	20,191

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 16.

Commission File Number 001-31914

CORPORATE GOVERNANCE

Save as disclosed below, the Company has applied the principles and complied with all code provisions of the Code on Corporate Governance Practices during the period from 1 January 2012 to 31 March 2012 and the Corporate Governance Code (the “CG Code”) during the period from 1 April 2012 to 31 December 2012 as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. In respect of code provisions A.6.7 and E.1.2 of the CG Code, Mr. Yuan Li, the Chairman of the Board of Directors, was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Wan Feng, an Executive Director, in writing to attend and chair the meeting on his behalf; Mr. Bruce Douglas Moore, an Independent Director, was unable to attend the 2011 Annual General Meeting due to other business commitments and authorized Mr. Sun Changji, an Independent Director, in writing to attend the meeting on his behalf; Mr. Miao Jianmin, a Non-executive Director, and Mr. Ma Yongwei, an Independent Director, were unable to attend the 2011 Annual General Meeting due to other business commitments.

PURCHASE, SALES OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Annual General Meeting, from Monday, 6 May 2013 to Wednesday, 5 June 2013 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 3 May 2013.

RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX FOR NON-RESIDENT ENTERPRISE SHAREHOLDERS AND INDIVIDUAL FOREIGN SHAREHOLDERS, AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.14 per share (inclusive of tax), amounting to a total of approximately RMB3,957 million, subject to the approval of shareholders at the forthcoming Annual General Meeting scheduled on Wednesday, 5 June 2013. If approved, the final dividend is expected to be paid on Wednesday, 28 August 2013 to the H Share shareholders whose names appear on the H Share register of members of the Company on Monday, 17 June 2013.

Commission File Number 001-31914

The H Share register of members of the Company will be closed from Tuesday, 11 June 2013 to Monday, 17 June 2013 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 10 June 2013.

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprise Shareholders

According to the Enterprise Income Tax Law of the People’s Republic of China and its implementation regulations which came into effect on 1 January 2008 and other relevant rules and regulations, the Company is required to withhold enterprise income tax at the rate of 10% before distributing the 2012 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Withholding and Payment of Individual Income Tax for Individual Foreign Shareholders

As the Circular on the Questions Concerning Tax on the Profits Earned by Enterprises with Foreign Investment, Foreign Enterprises and Individual Foreigners from the Transfer of Stocks (Stock Rights) and on Dividend Income (Guo Shui Fa [1993] No. 45)( ( ) was repealed on 4 January 2011, individual shareholders who hold the Company’s H Shares and whose names appear on the H Share register of members of the Company (the “Individual H Shareholders”) can no longer be exempted from the individual income tax based on such circular. Pursuant to the Individual Income Tax Law of the People’s Republic of China and its implementation regulations and other relevant rules and regulations, the Company shall, as a withholding agent, withhold and pay individual income tax for the Individual H Shareholders in respect of the 2012 final dividend to be distributed to them. However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

Commission File Number 001-31914

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend.

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2012 final dividend to its A Share shareholders.

REVIEW OF ACCOUNTS

The Audit Committee of the Company has reviewed the Company’s consolidated financial statements for the year ended 31 December 2012, including the accounting principles and practices, in conjunction with the Company’s external auditors.

Commission File Number 001-31914

PUBLICATION OF ANNUAL REPORT

The Company’s annual report will be published on the Company’s website (http://www.e-chinalife.com) and the HKExnews’ website of Hong Kong Exchanges and Clearing Limited (http://www.hkexnews.hk) in due course.

This announcement is published in both English and Chinese. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi
Non-executive Directors:	Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong
Independent Non-executive Directors:	Mr. Sun Changji, Mr. Bruce Douglas Moore,
Mr. Anthony Francis Neoh, Mr. Tang Jianbang

By Order of the Board of
CHINA LIFE INSURANCE COMPANY LIMITED Yang Mingsheng
Chairman

Beijing, China, 27 March 2013